Exhibit 12

LEXINGTON REALTY AND TRUST
and Consolidated Subsidiaries
For the years ended December 31,
($000’s)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Earnings	2010	2009	2008	2007	2006
Loss before benefit (provision) for income taxes, noncontrolling interest, equity in earnings (losses) of non-consolidated entities, gains on sale-affiliates and discontinued operations	$(23,919)	$(7,844)	$(679)	$(57,792)	$(15,769)
Interest expense	117,814	123,211	144,016	150,773	56,268
Amortization expense — debt cost	5,301	4,582	4,103	4,079	1,342
Cash received from joint ventures	4,590	20,948	28,052	17,388	22,239
Total	$103,786	$140,897	$175,492	$114,448	$64,080

Fixed charges:
Interest expense	$117,814	$123,211	$144,016	$150,773	$56,268
Amortization expense — debt cost	5,301	4,582	4,103	4,079	1,342
Capitalized interest expense	791	778	350	277	513
Preferred stock dividends	24,872	25,281	26,915	26,733	16,435
Total	$148,778	$153,852	$175,384	$181,862	$74,558

Ratio	N/A	N/A	1.00	N/A	N/A

N/A - Ratio is less than 1.0, deficit of $44,992, $12,955, $67,414 and $10,478 exists at December 31, 2010, 2009, 2007 and 2006, respectively.